BRITISH COLUMBIA

Ministry of Employment and Investment
Energy and Minerals Division
Mineral Titles Branch

EVENT NUMBER: [illegible]
OFFICE USE ONLY

SUB-RECORDER
RECEIVED
SEP 8 - 2003
M.R. # 3 $ 540
VANCOUVER, B.C.

RECORDING STAMP

Mineral Tenure Act
SECTION 57 & 58

BILL OF SALE ABSOLUTE

INDICATE TYPE OF TITLE: ☒ Mineral ☐ Placer

MINING DIVISION: KAMLOOPS

SELLER

I, LEO JOSEPH LINDINGER
(Full Name)

879 MCQUEEN DRIVE
(Mailing Address)

KAMLOOPS (City) B.C. (Province)

V2B-7X8 (Postal Code) 250-554-6887 (Telephone)

Client Number: 115758

PURCHASER

GOLDSTRIKE INC.
(Full Name)

1980-1055 WEST HASTINGS STREET
(Mailing Address)

VANCOUVER (City) B.C. (Province)

V6E-2E9 (Postal Code) 604-688-8002 (Telephone)

Client Number: 145833

For and in consideration of the sum of ONE dollars ($ 1.00)

paid to me, do hereby sell the interest as specified below in the following mineral titles:

CLAIM NAME OR LEASE TYPE	TENURE NUMBER	PERCENTAGE OF TITLE BEING SOLD
BIZ 1	366276	100.0000
BIZ 2	369518	100.0000
BIZ 6	369719	100.0000
BIZ 7	370056	100.0000

JUNE 30,2003
(Date)

(Signature of Witness)

I declare that I have good title to these tenures and every right to sell the same, in witness whereof I have today signed my legal name.

(Signature of Seller)*

* If a corporation, either the corporate seal or signature of a signing officer with position in corporation stated.

MTL 115 Rev. 97/03